

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2022

Wyche T. ("Tee") Green, III
Chief Executive Officer
Streamline Health Solutions, Inc.
2400 Old Milton Pkwy., Box 1353
Alpharetta, GA 30009

> **Re: Streamline Health Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 22, 2022**
> **File No. 333-265773**

Dear Mr. Green, III:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: David Ghegan, Esq.